Exhibit 99.5

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Registration Statement on Form 40-F of Elk Valley Resources Ltd. of our report dated February 18, 2023 relating to the financial statements and the effectiveness of internal control over financial reporting of Teck Resources Limited, which appears in Exhibit 99.2 of Teck Resources Limited’s Annual Report on Form 40-F for the year ended December 31, 2022. We also consent to the reference to us under the heading “Interests of Experts,” in the Annual Information Form of Teck Resources Limited in Exhibit 99.1 of Teck Resources Limited’s Annual Report on Form 40-F for the year ended December 31, 2022, incorporated by reference in this Registration Statement.

We hereby consent to the incorporation by reference in this Registration Statement on Form 40-F of Elk Valley Resources Ltd. of our report dated March 17, 2023 relating to the financial statements of Elk Valley Resources Ltd., which appears in Exhibit 99.1 of Teck Resources Limited’s Form 6-K dated April 3, 2023.

We hereby consent to the incorporation by reference in this Registration Statement on Form 40-F of Elk Valley Resources Ltd. of our report dated March 17, 2023 relating to the combined carve-out financial statements of the Steelmaking Coal Operations of Teck Resources Limited, which appears in Exhibit 99.1 of Teck Resources Limited’s Form 6-K dated April 3, 2023. We also consent to the reference to us under the heading “Interests of Experts,” in the Notice of Meeting and 2023 Management Proxy Circular in Exhibit 99.1 of Teck Resources Limited’s Form 6-K dated April 3, 2023, incorporated by reference in this Registration Statement.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

April 3, 2023